SUBSIDIARIES OF THE REGISTRANT

(a)                                  Subsidiary (wholly-owned)
Torotel Products, Inc. (a Missouri corporation)

(b)                                 Subsidiary (wholly-owned)
Electronika, Inc. (a Nevada corporation)

(c)                                  Subsidiary (wholly-owned by Electronika, Inc.)
Electronika-Kansas, Inc. (a Kansas corporation)

(d)                                 Subsidiary (wholly-owned)
Torotel Manufacturing Corporation (a Kansas corporation)